SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[[]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended ___________________December 31, 2013__________________

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to  ______________________

Commission File Number 001-34813

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Oneida Savings Bank 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oneida Financial Corp.
182 Main Street
Oneida, New York 13421-1676

ONEIDA SAVINGS BANK
401(K) SAVINGS PLAN

FINANCIAL STATEMENTS
December 31, 2013 and 2012

ONEIDA SAVINGS BANK
401(K) SAVINGS PLAN

FINANCIAL STATEMENTS
December 31, 2013 and 2012

*
All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Oneida Savings Bank 401(k) Savings Plan
Oneida, New York

We have audited the accompanying statements of net assets available for benefits of the Oneida Savings Bank 401(k) Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

                                                                                                                 /s/Crowe Horwath LLP
Crowe Horwath LLP

Columbus, Ohio
June 24, 2014

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

Assets
	2013	2012
Investments, at fair value
Mutual funds	$ 21,045,336	$ 16,532,081
Stable asset collective trust	1,887,583	1,455,445
Oneida Financial Corp. common stock	6,666,498	4,872,364
Money market funds	399,611	609,545

	29,999,028	23,469,435
Receivables
Notes receivable from participants	139,715	177,046
Dividend receivable	63,140	54,900

Total assets and net assets, reflecting all
investments at fair value	30,201,883	23,701,381

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(5,433)	(25,201)

Net assets available for benefits	$ 30,196,450	$ 23,676,180

See accompanying notes to the financial statements

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2013

Additions to net assets attributed to:

Interest and dividend income	$ 1,361,223
Interest income on notes receivable from participants	8,231
Net appreciation in fair value of investments	3,375,071
4,744,525
Contributions
Participant contributions	1,569,990
Participant rollovers	251,559
Employer's contributions	770,494

Total additions	7,336,568

Deductions to net assets attributed to:

Benefits paid to participants	775,058
Administrative expenses	41,240

Total deductions	816,298

Net increase	6,520,270

Net assets available for benefits - beginning of year	23,676,180

Net assets available for benefits - end of year	$ 30,196,450

See accompanying notes to the financial statements

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 – DESCRIPTION OF THE PLAN

The following brief description of the Oneida Savings Bank 401(k) Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which covers substantially all employees of Oneida Savings Bank (“the Sponsor” or "the Company") who are 21 years of age and have completed three months of service with respect to salary reduction contributions and one year of service with respect to participation in employer matching contributions.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a portion of pretax annual compensation through direct payroll withholding subject to maximum allowable contributions under the Internal Revenue Code of $17,500 for 2013.  The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v) limited to $5,500.  The employer safe harbor matching formula is 100% of the first 4% of compensation deferred and 50% of the next 2% of compensation deferred.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings, and is charged with his or her withdrawals.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Investment Options

Upon enrollment in the Plan, participants have a choice of allocating their contributions and the Company matching contributions in 1% increments to mutual funds and a collective trust fund or the Oneida Financial Corp. common stock fund. Investment elections and allocations can be changed at any time.

Payment of Benefits

Distributions resulting from retirement, death, or termination are made in the form of a lump sum payment representing the net value of the participant’s account at the valuation date.  In lieu of a lump sum payment, the participant may elect to receive installment payments equal to the net value of the participant’s account. The Plan allows for in-kind distributions of employer stock and there was one in-kind distribution with a fair market value at the time of distribution of $67,671 included in benefits paid to participants on the Statement of Changes in Net Assets Available for Benefits.  Upon termination of employment, if the account balance is less than $1,000, and the participant has not elected to receive the benefit pursuant to an optional form of benefit payment, the participant will receive a single lump sum amount equal to the value of his or her account.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits (Continued)

The Plan shall make automatic rollovers of vested account balances that are greater than $1,000 but are not more than $5,000.  In the case of death, the surviving spouse may elect to defer payment up to the age of 70½.  Hardship withdrawals are available of up to 100% of employee deferrals, rollovers, transfer contributions, and the vested interest of the matching contribution account, subject to Internal Revenue Service guidelines. Distributions, without penalty, may be made for all vested contributions upon attainment of age 59½.

Retirement, Death and Disability

A participant is entitled to a distribution of 100% of his or her account balance upon retirement, death, or disability.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also 100% vested in Safe Harbor matching contributions plus actual earnings thereon. Vesting of discretionary contributions, plus earnings thereon, is based on years of continuous service at the rate of 20% per year.

Notes Receivable from Participants

The Plan provides that participants may borrow up to a maximum of 50% of the participant’s vested account balance not to exceed $50,000. The loans shall be repaid by the participant in such manner and in such time as the Plan’s trustee, in its sole discretion, may determine, but in no event over a period greater than five years unless the loan is a “home loan”, in which case the administrator may permit a longer repayment period.  The loans bear a rate of interest commensurate with prevailing market rates.

Forfeited Accounts

At December 31, 2013 and 2012, forfeited nonvested accounts totaled $2,205 and $2,181 respectively.  Forfeitures are used to offset administrative expenses of the Plan.  During 2013, no forfeitures were used.

Administrative Costs

Investment manager fees are paid by the Plan; all other administrative expenses of the Plan are paid by the Sponsor.  The Sponsor paid certain administrative expenses in 2013.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting based on U.S. generally accepted accounting principles.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Purchases and sales of securities are accounted for as of the trade dates.  Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Concentration of Credit Risk

At December 31, 2013 and 2012, approximately 22% and 21%, respectively, of the Plan’s assets were invested in Oneida Financial Corp. common stock.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.  In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings therein.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 4 – INVESTMENTS

The fair value of individual investments that represent 5% or more of the net assets available for benefits as of December 31, 2013 are as follows:

2013
Collective trust:
Federated Capital Preservation Fund, at fair value	$ 1,887,583
Adjustment from fair value to contract value	(5,433)
Federated Capital Preservation Fund, at contract value	1,882,150

Mutual funds:
America Funds Growth Fnd R5	2,257,011
Manning & Napier Pro-Blend Moderate Term	1,854,976
Manning & Napier Target 2030K	1,636,925
American Funds Fdmntl Inv R5	1,526,897
Yacktman Focused	2,569,752

Oneida Financial Corp, Common Stock	6,666,498

The fair value of individual investments that represent 5% or more of the net assets available for benefits as of December 31, 2012 are as follows:

2012
Collective trust:
Federated Capital Preservation Fund, at fair value	$ 1,455,445
Adjustment from fair value to contract value	(25,201)
Federated Capital Preservation Fund, at contract value	1,430,244

Mutual funds:
America Funds Growth Fnd R5	1,760,673
Manning & Napier Pro-Blend Moderate Term	1,647,307
Manning & Napier Target 2020K	1,452,162
Manning & Napier Target 2030K	1,316,895
TWC Total Return Bond I	1,422,981

Oneida Financial Corp, Common Stock	4,872,364

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 4 – INVESTMENTS (Continued)

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/ (depreciated) in fair value as follows:

2013
Mutual Funds
American Funds CAPWLD G&I R5	137,050
American Funds Euro Pacific R5	30,473
American Funds Fdmntl Inv R5	312,632
American Funds Growth Fnd R5	426,484
Blackrock US Opportunities A	141,928
Buffalo Discovery	39,555
Calamos International Growth	4,598
Gabelli Small Cap Growth	17,637
Harbor International	49,857
ING Global Real Estate A	409
Invesco Small Cap Value A	64,804
JH Disciplined Value Mid Cap I	51,384
Lazard Emerg Markets Fd Opn SH	(11,417)
M&N Pro-Blend Moderate Term	110,385
M&N Target 2010 K	37,531
M&N Target 2020 K	114,085
M&N Target 2030 K	166,692
M&N Target 2040 K	145,795
M&N Target 2050 K	8,140
M&N Target Income K	5,116
Perkins Mid Cap Value A	69,762
Principal High Yield Institutional	(220)
Sentinel Mid Cap Class I	70,716
Sentinel Mid Cap I	14,929
TCW Total Return Bond I	(34,985)
Templeton Global Bond	(42,661)
Vanguard Small Cap Grth Ind I	284,335
Yacktman Focused	289,871
Total net appreciation on mutual funds	2,504,885

Oneida Common Stock
Oneida Financial Corp. Common Stock	870,186

Net appreciation	$ 3,375,071

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 5 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants on the measurement date in the principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 inputs) and gives the lowest priority to unobservable inputs (level 3 inputs).  There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect Plan management’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company common stock: The fair values of investments in Company common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Stable asset collective trust:  The fair values of participation units in the stable asset collective trust are based upon the net asset values of such funds, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).   The funds invest in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.  The funds provide for daily redemptions by the Plan at reported net asset value per share for participant directed withdrawals, with a twelve month advance notification requirement for withdrawals that do not meet the criteria of a participant directed withdrawal or do not appear to be in the best interest of the funds.

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 5 – FAIR VALUE (Continued)

Investments measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements
		at December 31, 2013 using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs
Investments:	Value	(Level 1)	(Level 2)	(Level 3)

Oneida Financial Corp. Common Stock	$ 6,666,498	$ 6,666,498	$ -	$ -
Collective trust fund	1,887,583	-	1,887,583	-
Money market funds	399,611	-	399,611	-
Mutual Funds:
Domestic equity mutual funds, Small Cap	1,480,867	1,480,867	-	-
Domestic equity mutual funds, Mid Cap	4,231,644	4,231,644	-	-
Domestic equity mutual funds, Large Cap	6,353,659	6,353,659	-	-
International equity fund	1,912,195	1,912,195	-	-
Bond mutual funds	1,450,694	1,450,694	-	-
Life cycle mutual funds; allocated 30% equity, 70% bonds	363,397	363,397	-	-
Life cycle mutual funds; allocated 50% equity, 50% bonds	2,111,320	2,111,320	-	-
Life cycle mutual funds; allocated 70% equity, 30% bonds	1,636,925	1,636,925	-	-
Life cycle mutual funds; allocated 90% equity, 10% bonds	1,504,635	1,504,635	-	-
Total	$ 29,999,028	$ 27,711,834	$ 2,287,194	$ -

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 5 – FAIR VALUE (Continued)

		Fair Value Measurements
		at December 31, 2012 using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs
Investments:	Value	(Level 1)	(Level 2)	(Level 3)

Oneida Financial Corp. Common Stock	$ 4,872,364	$ 4,872,364	$ -	$ -
Collective trust fund	1,455,445	-	1,455,445	-
Money market funds	609,545	-	609,545	-
Mutual Funds:
Domestic equity mutual funds, Small Cap	955,397	955,397	-	-
Domestic equity mutual funds, Mid Cap	3,396,522	3,396,522	-	-
Domestic equity mutual funds, Large Cap	4,028,124	4,028,124	-	-
International equity fund	1,422,359	1,422,359	-	-
Bond mutual funds	1,518,180	1,518,180	-	-
Life cycle mutual funds; allocated 50% equity, 50% bonds	2,254,701	2,254,701	-	-
Life cycle mutual funds; allocated 70% equity, 30% bonds	1,939,994	1,939,994	-	-
Life cycle mutual funds; allocated 90% equity, 10% bonds	1,016,804	1,016,804	-	-
Total	$ 23,469,435	$ 21,404,445	$ 2,064,990	$ -

There were no transfers between Level 1 and Level 2 during 2013 or 2012.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 6 – INCOME TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code.  Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 7 – PARTY IN INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others.

At December 31, 2013 and 2012, the Plan had $6,601 and $15,539 invested in a money market fund managed by Hand Benefits and Trust Company (“Hand”).  At December 31, 2013 and 2012, the Plan had $393,010 and $594,006 invested in a money market fund managed by MG Trust Company LLC (“MG Trust”).  As Hand is the trustee as defined by the plan and MG Trust is the custodian for certain plan assets, these transactions qualify as party-in-interest transactions. Administrative expenses paid to Hand and MG Trust during the year ended December 31, 2013 were $27,658 and $13,582, respectively.  Notes receivable from participants also reflect party-in-interest transactions.

The Plan investments also included Company common stock.  As of December 31, 2013 and 2012, the investment in Oneida Financial Corp. common stock was as follows:

	2013		2012
	Number of Shares	Fair Value	Number of Shares	Fair Value

Common Stock	526,164	$6,666,498	457,499	$4,872,364

At December 31, 2013 and 2012, the Oneida Financial Corp common stock held by the plan was 7% of the total common stock outstanding for the Company.  During 2013, the Plan earned dividend income of $241,153 on its investment in Oneida Financial Corp. common stock.

Investment management fees are paid by the Plan. The Plan’s investment managers constitute parties in interest. These expenses are reflected on the Plan’s financial statements as a reduction on the return of the Plan’s investments.

SUPPLEMENTAL SCHEDULES

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2013

Name of Plan sponsor:		Oneida Savings Bank
Employer identification number:		15-0405820
Three digit plan number:		002

Check here if late	Total that constitute Nonexempt Prohibited Transactions				Total Fully
Participant Loan Repayment are included	Contributions Not Corrected	Contributions corrected outside VSCP		Contributions pending correction in VFCP	Corrected under
					VFCP and PTE
					2002-51

X	$50,560		$-	$-	$-

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

Name of Plan sponsor:		Oneida Savings Bank
Employer identification number:		15-0405820
Three digit plan number:		002

a	b	c	d	e
	identity of issue, borrower,	Description of including maturity
	lessor, or similar party	date, rate of interest, collateral,		Current
		par or maturity value	Cost**	Value

		Mutual Funds
	American Funds	American Funds CAPWLD G&I R5	$ -	$ 771,274
	American Funds	American Funds Euro Pacific R5	-	230,366
	American Funds	American Funds Fdmntl Inv R5	-	1,526,897
	American Funds	American Funds Growth Fnd R5	-	2,257,011
	Buffalo Funds	Buffalo Discovery Science & Technology Fund	-	905,884
	Calamos Funds	Calamos International Growth	-	45,923
	Gabelli Funds	Gabelli Small Cap Growth	-	116,198
	Harbor International	Harbor International	-	526,395
	ING Investments LLC	ING Global Real Estate A	-	99,873
	Invesco Funds	Invesco Small Cap Value A	-	276,317
	John Hancock Investments	JH Disciplined Value Mid Cap I	-	557,591
	Lazard Funds	Lazard Emerg Markets Fd Opn SH	-	238,363
	Manning & Napier Fund, Inc.	M&N Pro-Blend Moderate Term	-	1,854,976
	Manning & Napier Fund, Inc.	M&N Target 2010 K	-	609,390
	Manning & Napier Fund, Inc.	M&N Target 2020 K	-	1,501,930
	Manning & Napier Fund, Inc.	M&N Target 2030 K	-	1,636,925
	Manning & Napier Fund, Inc.	M&N Target 2040 K	-	1,426,844
	Manning & Napier Fund, Inc.	M&N Target 2050 K	-	77,792
	Manning & Napier Fund, Inc.	M&N Target Income K	-	363,397
	Principal Funds, Inc	Principal High Yield Inst	-	10,333
	Sentinel Group Funds, Inc	Sentinel Mid Cap Value I	-	913,192
	TCW Funds, Inc.	TCW Total Return Bond I	-	1,290,959
	Templeton Income Trust	Templeton Global Bond	-	149,402
	Vanguard Index Funds	Vanguard Small Cap Growth Industry	-	1,088,352
	Managers Funds	Yacktman Focused	-	2,569,752
				21,045,336

		Collective Trust

	Federated Investors Trust Company	Federated Capital Preservation Fund	-	1,882,150

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

Name of Plan sponsor:			Oneida Savings Bank
Employer identification number:			15-0405820
Three digit plan number:			002

a		b	c	d	e
		identity of issue, borrower,	Description of including maturity
		lessor, or similar party	date, rate of interest, collateral,		Current
			par or maturity value	Cost**	Value

			Oneida Common Stock
	*	Oneida Financial Corp	Common Stock - unrestricted	-	6,666,498

	*	Hand Benefit and Trust Company	Money Market Accounts	-	6,601
	*	MG Trust Company LLC	Money Market - dividends	-	393,010
			Money Market - unitized fund	-	399,611

	*	Participant loans	Participant Loans	-	139,715
			4.25%-9.25%

		Total investments		$ -	$ 30,133,310

	*	Denotes party-in interest
	**	All investments are participant directed, therefore no cost information is required

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ONEIDA SAVINGS BANK 401(k) SAVINGS
PLAN

Date: June 24, 2014                                                                                 By:   /s/ Eric E. Stickels
Name:    Eric E. Stickels
   Title:      Executive Vice President
                                                                                                                                 and Chief Financial Officer,
                                                                                                                                the Oneida Savings Bank